Filed by Yukon New Parent, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: Yukon New Parent, Inc.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: February 14, 2025

Exhibits

Exhibit A:	180 Degree Capital Corp. Press Release
Exhibit B:	Q4 2024 Letter to Shareholders

EXHIBIT A

180 DEGREE CAPITAL CORP. PRESS RELEASE

180 DEGREE CAPITAL CORP. REPORTS NET ASSET VALUE PER SHARE (“NAV”)
OF $4.64 AS OF DECEMBER 31, 2024

MONTCLAIR, NJ – February 14, 2025 – 180 Degree Capital Corp. (NASDAQ:TURN) (“180 Degree Capital” and the “Company”), today reported its financial results as of December 31, 2024, and noted additional developments from the first quarter of 2025. The Company also published a letter to shareholders that can be viewed at https://ir.180degreecapital.com/financial-results.

“We were pleased with our performance in Q4 2024 relative to the majority of our public market comparable indices,” said Kevin M. Rendino, Chief Executive Officer of 180 Degree Capital. “While our full year performance was disappointing, Q1 2025 has thus far continued and exceeded our strong performance exiting 2024. Our gross total return of +205% from inception through the end of 2024 continues to compare favorably to the +69% total return for the Russell Microcap Index.1 We are also incredibly proud and excited for our recent announcement of the signing of a definitive agreement for 180 Degree Capital to enter into a business combination (the “Business Combination”) with Mount Logan Capital Inc. (“Mount Logan”). For those of you who have not had a chance to listen to our joint call with the team from Mount Logan or review the presentation deck that summarizes the proposed transaction, both can be found at https://ir.180degreecapital.com/ir-calendar/detail/2908/180-degree-capital-and-mount-logan-capital-proposed-merger. We expect to file a registration statement and included joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) soon. This document will give us the opportunity to speak more extensively with our shareholders about the proposed Business Combination and what we believe are its significant benefits for all shareholders. The proxy will also describe the process that led to our Board’s unanimous approval of it.”

“This proposed transaction is not the end of 180 Degree Capital,” continued Daniel B. Wolfe, President of 180 Degree Capital. “We believe this Business Combination is the logical next step in our evolution. It is also an opportunity that is not afforded commonly to closed-end funds, particularly since we believe most have limited differentiation. We believe there are clear reasons why 180 Degree Capital has this truly unique opportunity to combine with an asset manager and to transition to an operating company. We are not the only ones who understand the potential for value creation from this Business Combination. Some of our largest shareholders have signed either voting agreements or non-binding indications of support, that when combined with ownership of management and our Board, account for approximately 27% of our outstanding shares in the aggregate. We appreciate the time and consideration these shareholders spent to understand the merits of this proposed Business Combination and their support for it.”

Mr. Rendino added, “I, as the largest individual shareholder of 180 Degree Capital, and Daniel as a top-ten shareholder, could not be more excited about the future of the combined entity. We believe the proposed Business Combination to be the best opportunity to build value for all shareholders of 180 Degree Capital. We believe strongly in the future of the combined entity under the leadership of Ted Goldthorpe and his colleagues. I have been an investor in the public markets for 35 years, during which investors entrusted me with billions of dollars of capital. We are interested in building true value for shareholders over the short and long term. We believe this combination achieves both of these objectives.”

The table below summarizes 180 Degree Capital’s performance over periods of time through the end of Q4 20241:

	Quarter	1 Year	5 Year	Inception to Date
	Q4 2024	Q4 2023- Q4 2024	Q4 2019- Q4 2024	Q4 2016- Q4 2024
TURN Public Portfolio Gross Total Return (Excluding SMA Carried Interest)	7.8%	1.0%	-10.8%	185.7%

TURN Public Portfolio Gross Total Return (Including SMA Carried Interest)	7.8%	1.0%	-4.8%	204.5%

Change in NAV	5.5%	-7.6%	-49.5%	-33.9%

Change in Stock Price	8.7%	-10.5%	-43.1%	-11.4%

Russell Microcap Index	5.9%	13.7%	39.8%	68.5%
Russell Microcap Growth Index	14.7%	22.5%	28.2%	57.6%
Russell Microcap Value Index	4.3%	9.7%	49.3%	77.8%
Russell 2000 Index	0.3%	11.5%	42.7%	82.7%
Lipper Peer Group	1.6%	10.8%	52.5%	81.8%

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 Degree Capital and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

Additional Information and Where to Find It

In connection with the proposed Business Combination, 180 Degree Capital intends to file with the SEC and mail to its shareholders a proxy statement on Schedule 14A (the “Proxy Statement”), containing a form of WHITE proxy card. In addition, the surviving Delaware corporation, Mount Logan Capital Inc. (“New Mount Logan”) plans to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will register the exchange of New Mount Logan shares in the Business Combination and include the Proxy Statement and a prospectus of New Mount Logan (the “Prospectus”). The Proxy Statement and the Registration Statement (including the Prospectus) will each contain important information about 180 Degree Capital, Mount Logan, New Mount Logan, the Business Combination and related matters. SHAREHOLDERS OF 180 DEGREE CAPITAL AND MOUNT LOGAN ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE APPLICABLE SECURITIES REGULATORY AUTHORITIES AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT 180 DEGREE CAPITAL, MOUNT LOGAN, NEW MOUNT LOGAN, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain copies of these documents and other documents filed with the applicable securities regulatory authorities free of charge through the website maintained by the SEC at https://www.sec.gov and the website maintained by the Canadian securities regulators at www.sedarplus.ca. Copies of the documents filed by 180 Degree Capital are also available free of charge by accessing 180 Degree Capital’s investor relations website at https://ir.180degreecapital.com.

Certain Information Concerning the Participants

180 Degree Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about 180 Degree Capital’s executive officers and directors is available in 180 Degree Capital’s Annual Report filed on Form N-CSR for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, and in its proxy statement for the 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”), which was filed with the SEC on March 1, 2024. To the extent holdings by the directors and executive officers of 180 Degree Capital securities reported in the proxy statement for the 2024 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the 180 Degree Capital shareholders in connection with the Business Combination will be contained in the Proxy Statement when such document becomes available.

Mount Logan, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mount Logan in favor of the approval of the Business Combination. Information about Mount Logan’s executive officers and directors is available in Mount Logan’s annual information form dated March 14, 2024, available on its website at https://mountlogancapital.ca/investor-relations and on SEDAR+ at https://sedarplus.ca. To the extent holdings by the directors and executive officers of Mount Logan securities reported in Mount Logan’s annual information form have changed, such changes have been or will be reflected on insider reports filed on SEDI at https://www.sedi.ca/sedi/. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mount Logan shareholders in connection with the Business Combination will be contained in the Prospectus included in the Registration Statement when such document becomes available.

Non-Solicitation

This letter and the materials accompanying it are not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This letter and the materials accompanying it, and oral statements made from time to time by representatives of 180 Degree Capital and Mount Logan, may contain statements of a forward-looking nature relating to future events within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s and 180 Degree Capital’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the Business Combination involving Mount Logan and 180 Degree Capital, including future financial and operating results, Mount Logan’s and 180 Degree Capital’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Business Combination, and other statements that are not historical facts, including but not limited to future results of operations, projected cash flow and liquidity, business strategy, payment of dividends to shareholders of New Mount Logan, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Mount Logan and 180 Degree Capital shareholder approvals; the risk that Mount Logan or 180 Degree Capital may be unable to obtain governmental and regulatory approvals required for the Business Combination (and the risk that such approvals may result in the imposition of conditions that could adversely affect New Mount Logan or the expected benefits of the Business Combination); the risk that an event, change or other circumstance could give rise to the termination of the Business Combination; the risk that a condition to closing of the Business Combination may not be satisfied; the risk of delays in completing the Business Combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the Business Combination may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the Business Combination could have adverse effects on the market price of Mount Logan’s common stock or 180 Degree Capital’s common stock; unexpected costs resulting from the Business Combination; the possibility that competing offers or acquisition proposals will be made; the risk of litigation related to the Business Combination; the risk that the credit ratings of New Mount Logan or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Business Combination; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Business Combination; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in Mount Logan’s and 180 Degree Capital’s businesses. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which 180 Degree Capital has filed or will file from time to time with the SEC and Mount Logan has filed or will file from time to time on SEDAR+.

Neither Mount Logan nor 180 Degree Capital undertakes any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The references and link to the website www.180degreecapital.com and mountlogancapital.ca have been provided as a convenience, and the information contained on such websites are not incorporated by reference into this press release. Neither 180 Degree Capital nor Mount Logan is responsible for the contents of third-party websites.

1. Past performance is not an indication or guarantee of future performance. Gross unrealized and realized total returns of 180 Degree Capital's cash and securities of publicly traded companies are compounded on a quarterly basis, and intra-quarter cash flows from investments in or proceeds received from privately held investments are treated as inflows or outflows of cash available to invest or withdrawn, respectively, for the purposes of this calculation. 180 Degree Capital is an internally managed registered closed-end fund that has a portion of its assets in legacy privately held companies that are fair valued on a quarterly basis by the Valuation Committee of its Board of Directors, and 180 Degree Capital does not have an external manager that is paid fees based on assets and/or returns. Please see 180 Degree Capital's filings with the SEC, including its 2024 Annual Report on Form N-CSR for information on its expenses and expense ratios.

EXHIBIT B

Q4 2024 Shareholder Letter

We are incredibly proud of our recent announcement of the signing of a definitive agreement for 180 Degree Capital Corp. (“180 Degree Capital”) to enter into a business combination (the “Business Combination”) with Mount Logan Capital Inc. (“Mount Logan”). For those of you who have not had a chance to listen to our joint call with the team from Mount Logan or review the presentation deck that summarizes the proposed transaction, both can be found at https://ir.180degreecapital.com/ir-calendar/detail/2908/180-degree-capital-and-mount-logan-capital-proposed-merger. We expect to file a registration statement and joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) soon. This document will give us the opportunity to speak with our shareholders more extensively about the proposed Business Combination and the process that led to our Board’s unanimous approval of this strategically important transaction.

This proposed transaction is not the end of 180 Degree Capital. We believe it is the logical next step in our evolution. It is also an opportunity that is not afforded commonly to closed-end funds, particularly since we believe most have limited differentiation. We believe there are clear reasons why 180 Degree Capital has this truly unique opportunity to combine with an asset manager and to transition to an operating company. We will get to those below, but first, I want to touch on why we believe Mount Logan is a proverbial “diamond in the rough.”

Mount Logan has the following attributes that we believe will provide value to 180 Degree Capital shareholders:

•Mount Logan has what we believe to be an outstanding management team comprised of its CEO, Ted Goldthorpe, its Co-Presidents, Matthias Ederer and Henry Wang, and its CFO, Nikita Klassen;
•Mount Logan’s asset management platform has approximately $2.4+ billion of assets under management (as of September 30, 2024) that we believe generates predictable fee revenue that can be used to benefit the growth of the combined company and its shareholders;
•Mount Logan has operational leverage and unique investment access through its association with BC Partners, a leading global private equity and credit firm;
•Mount Logan is focused on what we believe is the fast-growing market of private credit;
•We believe that Mount Logan remains undiscovered by the majority of investors due to it being listed on the Cboe Canada exchange rather than a US national exchange; and
•We believe Mount Logan is significantly undervalued by public market investors.

For 35 years, I have been a value investor attempting to uncover great companies that I believe are trading below their intrinsic value. As we spent more time with Ted and his colleagues over the past six months, it became abundantly clear to us that 1) we believe Mount Logan is one of these great undiscovered and undervalued companies and 2) the combination of our two companies has the potential to unlock substantial value for 180 Degree Capital shareholders by:

1.Shifting the valuation of our business from one based on net asset value to a valuation based on operating metrics with a foundation of what we believe will be more predictable fee-related revenues attributed to earnings from the management of permanent and semi-permanent capital vehicles. Other similar businesses commonly trade based on multiples of operating metrics rather than discounts to net asset value.
2.Changing to an asset-light operating company that leverages an association with BC Partners enables economies of scale that are not possible at 180 Degree Capital’s current size; and
3.Substantially increasing the available capital for us to be able to leverage our relationships with small and microcapitalization public companies, to develop capital structure solutions that seek to unlock value and generate favorable risk-adjusted returns.

I, as the largest individual shareholder of 180 Degree Capital, and Daniel as a top-ten shareholder, could not be more excited about the future of the combined entity. We believe the proposed Business Combination to be the best opportunity to build value for all shareholders of 180 Degree Capital. We believe strongly in 180 Degree Capital's future under the leadership of Ted and his colleagues. I have been an investor in the public markets for 35 years, during which investors entrusted me with billions of dollars of capital. We are interested in building true value for shareholders over the short and long term. We believe this combination achieves both of these objectives.

We are not the only ones who understand the potential for value creation from this Business Combination. Some of our largest shareholders have signed either voting agreements or non-binding indications of support, that when combined with ownership of management and the board, account for approximately 27% of our outstanding shares in the aggregate. We appreciate the time and consideration these shareholders spent to understand the merits of this proposed Business Combination and their support for it.

While we work toward filing the registration statement and joint proxy statement/prospectus for the proposed Business Combination with the SEC, we thought this would be a good time to reflect on our successes since the start of 180 Degree Capital in 2017. We believe that these successes have enabled us to enter at this next phase of 180 Degree Capital's evolution and value creation for our fellow shareholders. Here are some of the data points we are proud of and show our contributions since I joined 180 Degree Capital’s predecessor company board of directors in June 2016, when we started 180 Degree Capital at the end of 2016, and the end of last year:

	June 30, 2016	December 31, 2016	December 31, 2024	Change from December 31, 2016
Day-to-Day Operating Expenses	~$6.0 million	~$6.3 million	~$3.5 million	-44%
% Private Investments	86%	92%	<1%	-91%
% Public Investments	14%	8%	>99%	+91%
% Cash + Public Securities of NAV	21%[1]	27%	102%	+75%
Insider Ownership	2.1%[2]	2.6%[2]	12.7%	+10.1%

1. Net of $5,000,000 in debt on balance sheet as of June 30, 2016.
2. Excludes restricted stock subject to forfeiture provisions. The equity compensation program was terminated in March 2017 in conjunction with 180 Degree Capital’s transition from a business development company to a registered closed-end fund.

We slashed expenses, in part by transitioning from a business development company to a registered closed-end fund structure. A collateral impact of this transition was the elimination of our ability to compensate employees through the issuance of options or restricted stock. We didn’t care. It was the right decision for our shareholders. We transitioned the balance sheet. We substantially increased insider ownership through solely open market purchases. As noted previously, no equity was given to the management team or other employees as compensation. No one has bought and held more stock in the open market than me during that time period.

As the table below shows, we believe our shareholders have benefited from our ability to generate positive returns on our investments since we took over management of 180 Degree Capital. These returns were offset by material declines in the legacy private portfolio that we inherited.

Public Portfolio Contribution to Change in NAV (2017-2024)	Legacy Private Portfolio Contribution to Change in NAV (2017-2024)
+$3.13/share	-$2.41/share

	TURN Public Portfolio Gross Total (Excluding SMA Carried Interest)	TURN Public Portfolio Gross Total (Including SMA Carried Interest)	Change in NAV	Change in Stock Price	Russell Microcap Index	Lipper Peer Group Average
Inception to Date Q4 2016 – Q4 2024	+185.7%	+204.5%	-33.9%	-11.4%	+68.5%	+81.8%

Math is math. Our public market investment strategy over the history of 180 Degree Capital outperformed our comparable peers and indices. It is fair to ask why our stock price has not followed. We believe it is largely because of the significant negative impact of the private portfolio that we inherited, and the discounts disproportionately applied to closed-end funds of our size. Hence, I come back to our proposed Business Combination with Mount Logan, and what we believe it can do to potentially unlock value for 180 Degree Capital shareholders when we are no longer constrained by the market dynamics ascribed to closed-end funds.

We will let our upcoming registration statement and included joint proxy statement/prospectus provide the truth to our shareholders regarding how and why our Board unanimously approved this proposed Business Combination. In the meantime, our work over the prior eight years set up 180 Degree Capital for this next phase of what we believe will be long-term shareholder value creation. We realize our lack of scale has caused our expense ratio to be too high. We believe we have uncovered a unique solution for that and other growth-limiting issues with our proposed Business Combination. Our Board and management team firmly believe that this Business Combination is in the best interest of all of our shareholders. We could not be more excited about the potential for future value creation as a result of combining with Mount Logan, and we look forward to discussing this proposed combination with all of you and prospective future shareholders of the combined entity.

All the best,

Kevin M. Rendino
Chairman and Chief Executive Officer

Additional Information and Where to Find It

In connection with the proposed Business Combination, 180 Degree Capital intends to file with the SEC and mail to its shareholders a proxy statement on Schedule 14A (the “Proxy Statement”), containing a form of WHITE proxy card. In addition, the surviving Delaware corporation, Mount Logan Capital Inc. (“New Mount Logan”) plans to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will register the exchange of New Mount Logan shares in the Business Combination and include the Proxy Statement and a prospectus of New Mount Logan (the “Prospectus”). The Proxy Statement and the Registration Statement (including the Prospectus) will each contain important information about 180 Degree Capital, Mount Logan, New Mount Logan, the Business Combination and related matters. SHAREHOLDERS OF 180 DEGREE CAPITAL AND MOUNT LOGAN ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE APPLICABLE SECURITIES REGULATORY AUTHORITIES AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT 180 DEGREE CAPITAL, MOUNT LOGAN, NEW MOUNT LOGAN, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain copies of these documents and other documents filed with the applicable securities regulatory authorities free of charge through the website maintained by the SEC at https://www.sec.gov and the website maintained by the Canadian securities regulators at www.sedarplus.ca. Copies of the documents filed by 180 Degree Capital are also available free of charge by accessing 180 Degree Capital’s investor relations website at https://ir.180degreecapital.com.

Certain Information Concerning the Participants

180 Degree Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about 180 Degree Capital’s executive officers and directors is available in 180 Degree Capital’s Annual Report filed on Form N-CSR for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, and in its proxy statement for the 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”), which was filed with the SEC on March 1, 2024. To the extent holdings by the directors and executive officers of 180 Degree Capital securities reported in the proxy statement for the 2024 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the 180 Degree Capital shareholders in connection with the Business Combination will be contained in the Proxy Statement when such document becomes available.

Mount Logan, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mount Logan in favor of the approval of the Business Combination. Information about Mount Logan’s executive officers and directors is available in Mount Logan’s annual information form dated March 14, 2024, available on its website at https://mountlogancapital.ca/investor-relations and on SEDAR+ at https://sedarplus.ca. To the extent holdings by the directors and executive officers of Mount Logan securities reported in Mount Logan’s annual information form have changed, such changes have been or will be reflected on insider reports filed on SEDI at https://www.sedi.ca/sedi/. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mount Logan shareholders in connection with the Business Combination will be contained in the Prospectus included in the Registration Statement when such document becomes available.

Non-Solicitation

This letter and the materials accompanying it are not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This letter and the materials accompanying it, and oral statements made from time to time by representatives of 180 Degree Capital and Mount Logan, may contain statements of a forward-looking nature relating to future events within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s and 180 Degree Capital’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the Business Combination involving Mount Logan and 180 Degree Capital, including future financial and operating results, Mount Logan’s and 180 Degree Capital’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Business Combination, and other statements that are not historical facts, including but not limited to future results of operations, projected cash flow and liquidity, business strategy, payment of dividends to shareholders of New Mount Logan, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Mount Logan and 180 Degree Capital shareholder approvals; the risk that Mount Logan or 180 Degree Capital may be unable to obtain governmental and regulatory approvals required for the Business Combination (and the risk that such approvals may result in the imposition of conditions that could adversely affect New Mount Logan or the expected benefits of the Business Combination); the risk that an event, change or other circumstance could give rise to the termination of the Business Combination; the risk that a condition to closing of the Business Combination may not be satisfied; the risk of delays in completing the Business Combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the Business Combination may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the Business Combination could have adverse effects on the market price of Mount Logan’s common stock or 180 Degree Capital’s common stock; unexpected costs resulting from the Business Combination; the possibility that competing offers or acquisition proposals will be made; the risk of litigation related to the Business Combination; the risk that the credit ratings of New Mount Logan or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Business Combination; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Business Combination; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in Mount Logan’s and 180 Degree Capital’s businesses. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which 180 Degree Capital has filed or will file from time to time with the SEC and Mount Logan has filed or will file from time to time on SEDAR+.

Neither Mount Logan nor 180 Degree Capital undertakes any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The references and link to the website www.180degreecapital.com and mountlogancapital.ca have been provided as a convenience, and the information contained on such websites are not incorporated by reference into this press release. Neither 180 Degree Capital nor Mount Logan is responsible for the contents of third-party websites.